

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 3030

December 3, 2009

Marliss D. Johnson
Vice President
Ampco-Pittsburgh Corporation
600 Grant Street, Suite 4600
Pittsburgh, PA 15219

      RE: **Ampco-Pittsburgh Corporation**
             Form 10-K for the fiscal year ended December 31, 2008
             Filed March 13, 2009
             File No. 001-898

Dear Ms. Johnson:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Brian Cascio
Accounting Branch Chief